UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No	☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:    May 13, 2011

Financial Results Fiscal Year 3/2011 -Supplementary Information-

Sumitomo Mitsui Financial Group, Inc.
Sumitomo Mitsui Banking Corporation

<Table of Contents>

(Notes)	1.	<Consolidated>: Consolidated figures of Sumitomo Mitsui Financial Group, Inc. (“SMFG”)

	2.	<Non-consolidated>: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This material contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate”, “estimate”, “expect”, “intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include the fragility of any economic recovery, both globally and in Japan; our ability to successfully implement its business and capital strategy; the success of our business alliances including those in the consumer finance industry; exposure to new risks as we expand the scope of our business; significant credit-related costs; declines in the value of our securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this material. We undertake no obligation to update or revise any forward-looking statements. Please refer to our most recent disclosure documents such as our annual report or the registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as our earnings press release for a more detailed description of the risks and uncertainties that may affect our financial conditions, our operating results, and investors’ decisions.

(Sumitomo Mitsui Financial Group)

     Financial Highlights for FY3/2011

     1. Income Analysis

<SMBC Non-consolidated>				(Millions of yen)
		FY3/2011		FY3/2010
			Change
Gross banking profit	1	1,531,759	76,484	1,455,275
Excluding gains (losses) on bonds	2	1,384,638	(33,367)	1,418,005
Gross domestic profit	3	1,114,329	(2,895)	1,117,224
Excluding gains (losses) on bonds	4	1,085,941	(22,213)	1,108,154
Net interest income	5	867,584	(42,350)	909,934
Trust fees	6	2,299	563	1,736
Net fees and commissions	7	208,808	(4,425)	213,233
Net trading income	8	940	(1,484)	2,424
Net other operating income	9	34,696	44,800	(10,104)
Gains (losses) on bonds	10	28,388	19,318	9,070
Gross international profit	11	417,429	79,379	338,050
Excluding gains (losses) on bonds	12	298,697	(11,153)	309,850
Net interest income	13	100,240	(36,208)	136,448
Net fees and commissions	14	93,858	20,378	73,480
Net trading income	15	150,129	37,197	112,932
Net other operating income	16	73,200	58,010	15,190
Gains (losses) on bonds	17	118,732	90,533	28,199
Expenses (excluding non-recurring losses)	18	(699,197)	(13,445)	(685,752)
Personnel expenses	19	(249,842)	(4,114)	(245,728)
Non-personnel expenses	20	(411,471)	(8,206)	(403,265)
Taxes	21	(37,883)	(1,124)	(36,759)

Banking profit (before provision for general reserve for possible loan losses)	22	832,562	63,040	769,522
Excluding gains (losses) on bonds	23	685,441	(46,811)	732,252

Provision for general reserve for possible loan losses	24	12,335	3,268	9,067
Banking profit	25	844,897	66,308	778,589
Gains (losses) on bonds	26	147,120	109,850	37,270

Non-recurring gains (losses)	27	(249,193)	66,646	(315,839)
Credit costs	28	(107,660)	156,145	(263,805)
Gains (losses) on stocks	29	(87,285)	(91,142)	3,857
Gains on sale of stocks and other securities	30	21,671	(35,048)	56,719
Losses on sale of stocks and other securities	31	(1,604)	(718)	(886)
Losses on devaluation of stocks and other securities	32	(107,353)	(55,378)	(51,975)
Other non-recurring gains (losses)	33	(54,247)	1,645	(55,892)

Ordinary profit	34	595,704	132,955	462,749

Extraordinary gains (losses)	35	(6,864)	1,135	(7,999)
Gains (losses) on disposal of fixed assets	36	(2,336)	(4,784)	2,448
Losses on impairment of fixed assets	37	(4,288)	6,237	(10,525)
Recoveries of written-off claims	38	1,055	978	77
Income before income taxes	39	588,839	134,089	454,750
Income taxes-current	40	(42,386)	2,611	(44,997)
Income taxes-deferred	41	(125,273)	(33,516)	(91,757)

Net income	42	421,180	103,185	317,995

Total credit cost (24+28+38)	43	(94,269)	160,391	(254,660)
Provision for general reserve for possible loan losses	44	12,335	3,268	9,067
Write-off of loans	45	(70,775)	31,888	(102,663)
Provision for specific reserve for possible loan losses	46	(27,104)	65,010	(92,114)
Losses on sales of delinquent loans	47	(9,693)	59,566	(69,259)
Provision for loan loss reserve for specific overseas countries	48	(87)	(319)	232
Recoveries of written-off claims	49	1,055	978	77

(Note) Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

(Sumitomo Mitsui Financial Group)

<Consolidated>	(Millions of yen)

		FY3/2011		FY3/2010
			Change
Consolidated gross profit	1	2,504,730	268,096	2,236,634
Net interest income	2	1,317,651	(63,261)	1,380,912
Trust fees	3	2,335	557	1,778
Net fees and commissions	4	766,230	157,614	608,616
Net trading income	5	237,093	43,006	194,087
Net other operating income	6	181,419	130,181	51,238
General and administrative expenses	7	(1,355,322)	(194,020)	(1,161,302)
Credit costs	8	(220,162)	253,775	(473,937)
Write-off of loans	9	(156,571)	20,101	(176,672)
Provision for specific reserve for possible loan losses	10	(63,574)	120,683	(184,257)
Provision for general reserve for possible loan losses	11	14,919	32,863	(17,944)
Other credit costs	12	(14,935)	80,128	(95,063)
Gains (losses) on stocks	13	(91,949)	(81,871)	(10,078)
Equity in earnings (losses) of affiliates	14	(13,319)	8,223	(21,542)
Other income (expenses)	15	1,452	12,455	(11,003)

Ordinary profit	16	825,428	266,659	558,769

Extraordinary gains (losses)	17	1,884	2,555	(671)
Losses on impairment of fixed assets	18	(5,441)	7,415	(12,856)
Recoveries of written-off claims	19	2,813	1,845	968
Income before income taxes and minority interests	20	827,313	269,216	558,097
Income taxes-current	21	(97,446)	6,664	(104,110)
Income taxes-deferred	22	(143,325)	(68,566)	(74,759)
Income before minority interests	23	586,542	207,315	379,227
Minority interests in net income	24	(110,646)	(2,978)	(107,668)

Net income	25	475,895	204,336	271,559

(Note) Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

                    + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

Total credit cost (8+19)	26	(217,348)	255,620	(472,968)

(Reference)		(Billions of yen)
Consolidated net business profit	27	1,002.0	169.7	832.3

(Note)	Consolidated net business profit = (SMBC’s Non-consolidated banking profit (before provision for general reserve for possible loan losses))
+ (Other consolidated subsidiaries’ ordinary profit (excluding non-recurring items)) + (Affiliates’ ordinary profit) X (Ownership ratio)
- (Internal transactions (dividends, etc.))

          (Number of consolidated subsidiaries and affiliates)

		Mar. 31, 2011	Change	Mar. 31, 2010
Consolidated subsidiaries	28	327	20	307
Affiliated companies accounted for by equity method	29	47	(11)	58

(Sumitomo Mitsui Financial Group)

2. Banking Profit per Employee / Overhead Ratio <SMBC Non-consolidated>

(Millions of yen, %)

	FY3/2011		FY3/2010
		Change
(1)Banking profit (before provision for general reserve for possible loan losses)	832,562	63,040	769,522
Per employee (thousands of yen)	36,269	2,760	33,509
(2)Banking profit	844,897	66,308	778,589
Per employee (thousands of yen)	36,806	2,902	33,904
(3) Banking profit (before provision for general reserve for possible loan losses, excluding gains (losses) on bonds)	685,441	(46,811)	732,252
Per employee (thousands of yen)	29,860	(2,026)	31,886

Overhead ratio	45.6	(1.5)	47.1

(Notes)	1.

Employees include executive officers (other than board members) and overseas local staff, and exclude temporary staff,

employees temporarily transferred from other companies, and transferred staff to other companies.

	2.	Banking profit per employee is calculated on the basis of the average number of employees during the period.
	3.	Overhead ratio = Expenses (excluding non-recurring losses) / Gross banking profit

3. Interest Spread (Domestic) <SMBC Non-consolidated>

(%)

	FY3/2011					FY3/2010

		Six Months ended Sep. 30, 2010	Six Months ended Mar. 31, 2011	Three Months ended Dec. 31, 2010	Three Months ended Mar. 31, 2011
Yield on interest earning assets (A)	1.27	1.33	1.22			1.43
Interest earned on loans and bills discounted (C)	1.65	1.68	1.63	1.61	1.65	1.74
Interest earned on securities	0.66	0.72	0.61			0.80
Total cost of funding (including expenses) (B)	0.97	1.01	0.93			1.02
Cost of interest bearing liabilities	0.15	0.19	0.11			0.20
Interest paid on deposits, etc. (D)	0.09	0.10	0.07	0.08	0.07	0.14
Interest paid on other liabilities	0.26	0.29	0.24			0.29
Expense ratio	0.82	0.82	0.82			0.82
Overall interest spread (A) - (B)	0.30	0.32	0.29			0.41
Interest spread (C) - (D)	1.56	1.58	1.56	1.53	1.58	1.60

4. Gains (Losses) on Securities <SMBC Non-consolidated>

(Millions of yen)

	FY3/2011		FY3/2010
		Change
Gains (losses) on bonds	147,120	109,850	37,270
Gains on sales	200,478	118,312	82,166
Losses on sales	(46,164)	(18,976)	(27,188)
Gains on redemption	0	(4)	4
Losses on redemption	(7,194)	10,207	(17,401)
Losses on devaluation	-	310	(310)

Gains (losses) on stocks	(87,285)	(91,142)	3,857
Gains on sales	21,671	(35,048)	56,719
Losses on sales	(1,604)	(718)	(886)
Losses on devaluation	(107,353)	(55,378)	(51,975)

(Sumitomo Mitsui Financial Group)

5. Unrealized Gains (Losses) on Securities

(1) Evaluation method of securities

Trading purpose		Fair value method (net unrealized gains (losses) are recognized in the fiscal year’s earnings)
Held-to-maturity purpose		Amortized cost method
Other securities	With fair value	Fair value method (net unrealized gains (losses) are directly included in Net assets)
	Whose fair value is extremely difficult to determine	Cost method
Investments in subsidiaries and affiliates		Cost method

(Notes)	1.	Securities in money held in trust are valued by the same method as above.
	2.	Among Net unrealized gains (losses) on other securities, the amount that is recognized in the fiscal year’s earnings by applying fair value hedge accounting is not included in Net assets.

(2) Unrealized gains (losses)

<SMBC Non-consolidated>					(Millions of yen)
	Mar. 31, 2011				Mar. 31, 2010
	Net unrealized gains (losses)				Net unrealized gains (losses)
			Gains	Losses		Gains	Losses
	(a)	(a) - (b)			(b)
Held-to-maturity purpose	58,930	1,027	60,394	(1,463)	57,903	58,530	(626)
Stocks of subsidiaries and affiliates	(27,948)	(14,477)	521	(28,470)	(13,471)	-	(13,471)
Other securities	305,621	(215,756)	662,003	(356,382)	521,377	738,870	(217,493)
Stocks	275,468	(95,991)	468,639	(193,170)	371,459	518,132	(146,672)
Bonds	71,931	(44,214)	99,888	(27,956)	116,145	123,064	(6,918)
Others	(41,778)	(75,550)	93,476	(135,254)	33,772	97,674	(63,901)
Other money held in trust	42	(20)	42	-	62	157	(95)
Total	336,646	(229,226)	722,962	(386,315)	565,872	797,558	(231,686)
Stocks	261,289	(104,690)	469,161	(207,871)	365,979	518,132	(152,153)
Bonds	130,861	(43,188)	160,282	(29,420)	174,049	181,594	(7,545)
Others	(55,505)	(81,348)	93,518	(149,023)	25,843	97,831	(71,987)

(Notes)	1.	The figures above include unrealized gains (losses) on negotiable certificates of deposit in ‘Cash and due from banks’ and beneficiary claims on loan trust in ‘Monetary claims bought,’ etc.
	2.	Unrealized gains (losses) of stocks (excluding stocks of subsidiaries and affiliates) are calculated with the average market price during the final month of the fiscal year. Rest of the securities are valuated at market prices as of the balance sheet date.
	3.

Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

Net unrealized gains (losses) on Other securities include gains which are recognized in the statements of income by applying fair value hedge accounting and not recorded directly to Net assets, accordingly. The amounts as of March 31, 2011 and March 31, 2010, are 1,153 million yen and 105 million yen, respectively.

	4.	Floating-rate Japanese government bonds which SMBC held as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25, issued on October 28, 2008).

<Consolidated>					(Millions of yen)
	Mar. 31, 2011				Mar. 31, 2010
	Net unrealized gains (losses)				Net unrealized gains (losses)
			Gains	Losses	(b)	Gains	Losses
	(a)	(a) - (b)
Held-to-maturity purpose	59,857	1,247	61,389	(1,531)	58,610	59,344	(734)
Other securities	370,899	(215,515)	720,864	(349,965)	586,414	799,355	(212,941)
Stocks	311,956	(99,028)	487,773	(175,817)	410,984	543,745	(132,761)
Bonds	76,770	(46,888)	108,640	(31,870)	123,658	131,821	(8,163)
Others	(17,827)	(69,598)	124,449	(142,277)	51,771	123,788	(72,017)
Other money held in trust	42	(20)	42	-	62	157	(95)
Total	430,799	(214,288)	782,295	(351,496)	645,087	858,858	(213,770)
Stocks	311,956	(99,028)	487,773	(175,817)	410,984	543,745	(132,761)
Bonds	136,639	(45,730)	170,021	(33,382)	182,369	191,162	(8,793)
Others	(17,796)	(69,529)	124,500	(142,297)	51,733	123,950	(72,216)

(Notes)	1.	The figures above include unrealized gains (losses) on negotiable certificates of deposit in ‘Cash and due from banks’ and beneficiary claims on loan trust in ‘Monetary claims bought,’ etc.
	2.	Unrealized gains (losses) of stocks are calculated with the average market price during the final month of the fiscal year. Rest of the securities are valuated at market prices as of the balance sheet date.
	3.

Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

Net unrealized gains (losses) on Other securities include gains which are recognized in the statements of income by applying fair value hedge accounting and not recorded directly to Net assets, accordingly. The amounts as of March 31, 2011 and March 31, 2010, are 1,153 million yen and 105 million yen, respectively.

	4.	Floating-rate Japanese government bonds which SMBC held as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25, issued on October 28, 2008).

(Sumitomo Mitsui Financial Group)

6. Redemption Schedule of Other Securities <SMBC Non-consolidated>

Redemption schedule of other securities with maturities and bonds classified as held-to-maturity

(Billions of yen)

	Mar. 31, 2011					Mar. 31, 2010

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total
Bonds	11,847.0	12,718.8	3,737.5	71.6	28,374.9	8,554.9	7,794.1	2,622.0	438.2	19,409.4
Japanese government bonds	11,623.1	10,547.1	3,049.9	-	25,220.1	8,305.2	5,527.3	1,899.2	353.8	16,085.6
Japanese local government bonds	0.8	250.6	56.2	0.1	307.7	5.0	168.4	47.6	0.0	221.2
Japanese corporate bonds	223.1	1,921.1	631.4	71.5	2,847.1	244.6	2,098.3	675.2	84.4	3,102.6
Others	1,331.2	3,300.8	1,571.3	372.9	6,576.2	657.3	2,700.9	546.6	167.4	4,072.3
Total	13,178.2	16,019.6	5,308.8	444.5	34,951.1	9,212.3	10,495.1	3,168.6	605.7	23,481.8

7. Overview of Derivative Transactions (on Deferred Hedge Accounting Basis)

    <SMBC Non-consolidated>

(Billions of yen)

	Mar. 31, 2011				Mar. 31, 2010
			Net assets (a) - (b)	Net deferred gains (losses)			Net assets (c) - (d)	Net deferred gains (losses)
	Assets (a)	Liabilities (b)			Assets (c)	Liabilities (d)
Interest rate swaps	57.6	30.9	26.7	(17.6)	57.0	30.8	26.2	(70.1)
Currency swaps	352.3	13.9	338.4	6.0	170.4	6.6	163.8	3.6
Others	2.1	1.6	0.5	126.7	1.6	0.5	1.1	88.1
Total	412.0	46.4	365.6	115.1	229.0	37.9	191.1	21.6

(Notes)	1.	Derivative transactions are valuated at fair value on the balance sheet.
	2.	SMBC applied deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No.24 and No.25.
	3.	Figures for Net deferred gains (losses) are those before application of tax effect accounting.

(Appendix) Contract amount of interest rate swaps (on deferred hedge accounting basis), classified by maturity

(Billions of yen)

	Mar. 31, 2011				Mar. 31, 2010
				Total				Total
	1 year or less	More than 1 year to 5 years	More than 5 years		1 year or less	More than 1 year to 5 years	More than 5 years
Receivable fixed rate /payable floating rate	4,960.9	14,496.3	4,676.4	24,133.6	4,467.7	15,282.9	3,137.2	22,887.8
Receivable floating rate /payable fixed rate	613.2	5,360.0	6,047.3	12,020.5	1,386.4	4,866.6	4,116.4	10,369.4
Receivable floating rate /payable floating rate	0.5	29.4	-	29.9	30.0	29.8	-	59.8

Total contract amount	5,574.6	19,885.7	10,723.7	36,184.0	5,884.1	20,179.3	7,253.6	33,317.0

(Sumitomo Mitsui Financial Group)

8.	Employee Retirement Benefits

(1)	Projected benefit obligation

<SMBC Non-consolidated>				(Millions of yen)
		Mar. 31, 2011		Mar. 31, 2010
			Change
Projected benefit obligation	(A)	846,199	8,299	837,900
<Discount rate>		<2.5%>	-	<2.5%>
Fair value of plan assets	(B)	797,139	(36,754)	833,893
Reserve for employee retirement benefits	(C)	-	-	-
Prepaid pension cost	(D)	198,321	(583)	198,904
Unrecognized prior service cost (deductible from the obligation)	(E)	(9,489)	5,173	(14,662)
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	256,871	39,297	217,574

(Reference) <Consolidated>		(Millions of yen)
		Mar. 31, 2011		Mar. 31, 2010
			Change
Projected benefit obligation	(A)	976,271	38,110	938,161
Fair value of plan assets	(B)	883,255	(8,111)	891,366
Reserve for employee retirement benefits	(C)	44,604	2,913	41,691
Prepaid pension cost	(D)	207,997	2,066	205,931
Unrecognized prior service cost (deductible from the obligation)	(E)	(10,365)	4,869	(15,234)
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	266,775	40,507	226,268

(2) Pension expenses

<SMBC Non-consolidated>				(Millions of yen)
		FY3/2011		FY3/2010
			Change
Pension expenses		51,258	(10,922)	62,180
Service cost		17,212	877	16,335
Interest cost on projected benefit obligation		20,947	(61)	21,008
Expected returns on plan assets		(25,547)	(2,349)	(23,198)
Amortization of unrecognized prior service cost		(5,173)	5,911	(11,084)
	Amortization of unrecognized net actuarial gain (loss)	43,193	(14,999)	58,192
Others		627	(299)	926

(Reference) <Consolidated>				(Millions of yen)
		FY3/2011		FY3/2010
			Change
Pension expenses		63,988	(9,158)	73,146

(Sumitomo Mitsui Financial Group)

9. BIS Capital Ratio

<Consolidated>	(Billions of yen, %)

	Mar. 31, 2011 (a)		Mar. 31, 2010
	[Preliminary]	(a) - (b)	(b)
(1) Capital ratio	16.63	1.61	15.02
Tier I ratio	12.47	1.32	11.15
(2) Tier I	6,324.0	291.7	6,032.3
(3) Tier II	2,537.0	(26.9)	2,563.9
(4) Subtraction items	428.1	(39.8)	467.9
(5) Total capital (2) + (3) - (4)	8,432.9	304.7	8,128.2
(6) Risk-adjusted assets	50,693.7	(3,390.8)	54,084.5
(7) Required capital (6) X 8%	4,055.5	(271.3)	4,326.8

<SMBC consolidated>
Capital ratio (BIS Guidelines)	19.16	2.48	16.68

<SMBC Non-consolidated>
Capital ratio (BIS Guidelines)	21.45	3.17	18.28

10. ROE <Consolidated>

			(%)
	FY3/2011		FY3/2010
	(a)	(a) - (b)	(b)
ROE (denominator: Total net assets)	9.8	2.2	7.6
(Note)

1.	ROE (denominator: Total net assets)	=	(Net income - Dividends on preferred stocks)	X 100
[{(Total net assets at the beginning of the term) - (Number of preferred shares outstanding at the beginning of the term) X (Issue price)} + {(Total net assets at the end of the term) - (Number of preferred shares outstanding at the end of the term) X (Issue price)}] / 2

2.	Total net assets = Net assets - Stock acquisition rights - Minority interests

			(%)
	FY3/2011		FY3/2010
	(a)	(a) - (b)	(b)
ROE (denominator: Total stockholders’ equity)	9.9	2.4	7.5
(Note)

ROE (denominator: Total stockholders’ equity)	=	Net income	X 100
{(Total stockholders’ equity at the beginning of the term) + (Total stockholders’ equity at the end of the term)} / 2

(Sumitomo Mitsui Financial Group)

11. Classification under Self-Assessment, Disclosure of Problem Assets, and Write-Offs / Reserves <SMBC Non-consolidated>

<As of Mar. 31, 2011>                                                                                                                                    (Billions of yen)

(*1)	Includes amount of direct reduction totaling 496.2 billion yen.

(*2)	Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Law standards. (Bankrupt/Effectively Bankrupt Borrowers: 4.1 billion yen, Potentially Bankrupt Borrowers: 18.3 billion yen)

(*3)	Reserve ratios for claims on Bankrupt Borrowers, Effectively Bankrupt Borrowers, Potentially Bankrupt Borrowers, Substandard Borrowers and Borrowers Requiring Caution including Substandard Borrowers are the proportion of reserve for the possible loan losses to each category’s total claims, excluding the portion secured by collateral or guarantees, etc.

(*4)	Reserve ratios for claims on Normal Borrowers and Borrowers Requiring Caution (excluding claims to Substandard Borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category. The reserve ratio for unsecured claims on Borrowers Requiring Caution (excluding claims to Substandard Borrowers) is shown in [ ].

(*5)	Includes amount of Specific Reserve for Borrowers Requiring Caution totaling 0.2 billion yen.

(*6)	The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

(Sumitomo Mitsui Financial Group)

12. Risk-Monitored Loans

<SMBC Non-consolidated>				(Millions of yen)
		Mar. 31, 2011		Mar. 31, 2010
		(a)	(a) - (b)	(b)
Risk- monitored loans	Bankrupt loans	65,802	(47,171)	112,973
	Non-accrual loans	721,792	(54,572)	776,364
	Past due loans (3 months or more)	12,327	(10,562)	22,889
	Restructured loans	290,682	134,892	155,790
	Total	1,090,605	22,588	1,068,017

	Amount of direct reduction	426,203	14,488	411,715

Total loans (term-end balance)		55,237,613	(1,381,445)	56,619,058

				(%)
Ratio to total loans	Bankrupt loans	0.1	(0.1)	0.2
	Non-accrual loans	1.3	(0.1)	1.4
	Past due loans (3 months or more)	0.0	0.0	0.0
	Restructured loans	0.5	0.2	0.3
	Total	2.0	0.1	1.9

<Consolidated>				(Millions of yen)
		Mar. 31, 2011		Mar. 31, 2010
		(a)	(a) - (b)	(b)
Risk- monitored loans	Bankrupt loans	90,777	(74,354)	165,131
	Non-accrual loans	1,031,828	(43,954)	1,075,782
	Past due loans (3 months or more)	25,438	(12,877)	38,315
	Restructured loans	498,323	248,067	250,256
	Total	1,646,369	116,885	1,529,484

	Amount of direct reduction	735,638	8,005	727,633

Total loans (term-end balance)		61,348,355	(1,352,678)	62,701,033

				(%)
Ratio to total loans	Bankrupt loans	0.1	(0.2)	0.3
	Non-accrual loans	1.7	0.0	1.7
	Past due loans (3 months or more)	0.0	(0.1)	0.1
	Restructured loans	0.8	0.4	0.4
	Total	2.7	0.3	2.4

(Sumitomo Mitsui Financial Group)

13. Reserve for Possible Loan Losses

<SMBC Non-consolidated>	(Millions of yen)

	Mar. 31, 2011		Mar. 31, 2010
	(a)	(a) - (b)	(b)
Reserve for possible loan losses	711,522	(46,656)	758,178
General reserve	483,315	(12,335)	495,650
Specific reserve	227,935	(34,408)	262,343
Loan loss reserve for specific overseas countries	272	88	184

Amount of direct reduction	496,205	18,163	478,042

<Consolidated>		(Millions of yen)
	Mar. 31, 2011		Mar. 31, 2010
	(a)	(a) - (b)	(b)
Reserve for possible loan losses	1,058,945	(9,384)	1,068,329
General reserve	696,154	(6,452)	702,606
Specific reserve	362,137	(2,950)	365,087
Loan loss reserve for specific overseas countries	653	17	636

Amount of direct reduction	867,866	24,085	843,781

14. Reserve Ratio to Risk-Monitored Loans

<SMBC Non-consolidated>			(%)
	Mar. 31, 2011		Mar. 31, 2010
	(a)	(a) - (b)	(b)
Before direct reduction	79.6	(3.9)	83.5
After direct reduction	65.2	(5.8)	71.0

<Consolidated>			(%)
	Mar. 31, 2011		Mar. 31, 2010
	(a)	(a) - (b)	(b)
Before direct reduction	80.9	(3.8)	84.7
After direct reduction	64.3	(5.5)	69.8

(Note) Reserve ratio to risk-monitored loans = (Reserve for possible loan losses) / (Risk-monitored loans)

(Sumitomo Mitsui Financial Group)

15. Problem Assets Based on the Financial Reconstruction Law and the Coverage

<SMBC Non-consolidated>			(Millions of yen, %)
	Mar. 31, 2011		Mar. 31, 2010
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt assets	138,433	(85,902)	224,335
Doubtful assets	684,826	(12,844)	697,670
Substandard loans	303,010	124,331	178,679
Total (A)	1,126,269	25,584	1,100,685

Normal assets	61,025,837	(1,090,222)	62,116,059
Total (B)	62,152,106	(1,064,639)	63,216,745
Problem asset ratio (A/B)	1.81	0.07	1.74

Amount of direct reduction	496,205	18,163	478,042

(Note)	Problem assets based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

			(Millions of yen)
	Mar. 31, 2011		Mar. 31, 2010
	(a)	(a) - (b)	(b)
Total coverage (C)	986,514	(10,222)	996,736
Reserve for possible loan losses* (D)	330,526	31,337	299,189
Amount recoverable by guarantees, collateral and others (E)	655,988	(41,558)	697,546
(*) Sum of general reserve for substandard loans and specific reserve.

			(%)
Coverage ratio (C) / (A)	87.59	(2.97)	90.56
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	121.42	(10.84)	132.26

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	70.28	(3.94)	74.22
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	151.30	(36.77)	188.07

<Consolidated>			(Millions of yen, %)
	Mar. 31, 2011		Mar. 31, 2010
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt assets	281,611	(110,813)	392,424
Doubtful assets	875,837	(5,402)	881,239
Substandard loans	532,873	234,694	298,179
Total (A)	1,690,321	118,479	1,571,842

Normal assets	67,868,754	(562,581)	68,431,335
Total (B)	69,559,075	(444,102)	70,003,177
Problem asset ratio (A/B)	2.43	0.18	2.25

			(Millions of yen)
	Mar. 31, 2011		Mar. 31, 2010
	(a)	(a) - (b)	(b)
Total coverage (C)	1,430,583	41,304	1,389,279
Reserve for possible loan losses (D)	435,657	61,274	374,383
Amount recoverable due to guarantees, collateral and others (E)	994,926	(19,970)	1,014,896

			(%)
Coverage ratio (C) / (A)	84.63	(3.76)	88.39
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	121.51	(11.02)	132.53

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	62.65	(4.57)	67.22
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	152.28	(39.54)	191.82

(Sumitomo Mitsui Financial Group)

16.	Progress in Off-Balancing of Problem Assets <SMBC Non-consolidated>

(Performance of the first half-year)

(Billions of yen)

	Mar. 31, 2010	Change in the six months ended Sep. 30, 2010			Sep. 30, 2010
			Problem assets newly classified during the six months ended Sep. 30, 2010	Amount of off-balancing

Bankrupt and quasi-bankrupt assets	224.3	(45.7)	23.4	(69.1)	178.6
Doubtful assets	697.7	(21.4)	159.8	(181.2)	676.3

Total	922.0	(67.1)	(*1) 183.2	(250.3)	854.9

Result of measures connected to off-balancing (*2)	186.5				148.2

	Disposition by borrowers’ liquidation			(23.3)
	Reconstructive disposition			(6.1)
	Improvement in debtors’ performance due to reconstructive disposition			-
	Loan sales to market			(23.3)
	Direct write-offs			20.1
	Others			(217.7)
		Collection/repayment, etc.		(186.2)
		Improvement in debtors’ performance		(31.5)

	Total			(250.3)
(Performance of the second half-year) (Billions of yen)
	Sep. 30, 2010	Change in the six months ended Mar. 31, 2011			Mar. 31, 2011
			Problem assets newly classified during the six months ended Mar. 31, 2011	Amount of off-balancing

Bankrupt and quasi-bankrupt assets	178.6	(40.1)	20.1	(60.2)	138.5
Doubtful assets	676.3	8.5	217.1	(208.6)	684.8

Total	854.9	(31.6)	237.2	(*1) (268.8)	823.3

Result of measures connected to off-balancing (*2)	148.2				120.1

	Disposition by borrowers’ liquidation			(13.1)
	Reconstructive disposition			(15.2)
	Improvement in debtors’ performance due to reconstructive disposition			(0.0)
	Loan sales to market			(26.6)
	Direct write-offs			9.5
	Others			(223.4)
		Collection/repayment, etc.		(150.1)
		Improvement in debtors’ performance		(73.3)

	Total			(268.8)

(*1)	The amount of Problem assets newly classified during the six months ended Sep. 30, 2010 and off-balanced in the six months ended Mar. 31, 2011 was 74.3 billion yen.
(*2)	The measures connected to off-balancing are legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.
(*3)	1. “Disposition by borrowers’ liquidation” refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

2. “Reconstructive disposition” refers to abandonment of loans involved in reconstructive bankruptcy proceedings (corporate reorganization, civil rehabilitation, composition and arrangement), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

(Sumitomo Mitsui Financial Group)

17. Loan Portfolio, Classified by Industry <SMBC Non-consolidated>

(1) Loans and bills discounted, classified by industry

					(Millions of yen, %)
	Mar. 31, 2011			Mar. 31, 2010
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding offshore banking account)	47,851,066	100.0	(1,674,675)	49,525,741	100.0
Manufacturing	5,632,691	11.8	(675,509)	6,308,200	12.8
Agriculture, forestry, fisheries, and mining	145,177	0.3	(1,588)	146,765	0.3
Construction	770,985	1.6	(127,002)	897,987	1.8
Transportation, communications and public enterprises	3,612,396	7.5	544,685	3,067,711	6.2
Wholesale and retail	3,814,280	8.0	(246,987)	4,061,267	8.2
Finance and insurance	5,934,719	12.4	27,293	5,907,426	11.9
Real estate and goods rental and leasing	6,383,363	13.3	(426,217)	6,809,580	13.7
Various services	3,436,439	7.2	(332,891)	3,769,330	7.6
Municipalities	1,105,751	2.3	121,565	984,186	2.0
Others	17,015,261	35.6	(558,026)	17,573,287	35.5
Overseas offices and offshore banking accounts	7,386,547	100.0	293,231	7,093,316	100.0
Public sector	19,487	0.3	(1,833)	21,320	0.3
Financial institutions	555,762	7.5	70,870	484,892	6.8
Commerce and industry	6,246,696	84.6	220,416	6,026,280	85.0
Others	564,599	7.6	3,776	560,823	7.9
Total	55,237,613	-	(1,381,445)	56,619,058	-

Risk-Monitored Loans					(Millions of yen, %)
	Mar. 31, 2011			Mar. 31, 2010
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding offshore banking account)	976,168	100.0	44,993	931,175	100.0
Manufacturing	106,323	10.9	25,808	80,515	8.6
Agriculture, forestry, fisheries, and mining	3,793	0.4	(191)	3,984	0.4
Construction	70,293	7.2	7,724	62,569	6.7
Transportation, communications and public enterprises	87,347	9.0	6,493	80,854	8.7
Wholesale and retail	118,349	12.1	21,040	97,309	10.5
Finance and insurance	9,944	1.0	(12,496)	22,440	2.4
Real estate and goods rental and leasing	317,315	32.5	1,163	316,152	34.0
Various services	174,910	17.9	(2,105)	177,015	19.0
Municipalities	-	-	-	-	-
Others	87,891	9.0	(2,442)	90,333	9.7
Overseas offices and offshore banking accounts	114,436	100.0	(22,405)	136,841	100.0
Public sector	-	-	-	-	-
Financial institutions	5,425	4.7	(5,764)	11,189	8.2
Commerce and industry	109,010	95.3	(16,641)	125,651	91.8
Others	-	-	-	-	-
Total	1,090,605	-	22,588	1,068,017	-

(Sumitomo Mitsui Financial Group)

(2) Problem assets based on the Financial Reconstruction Law classified by industry, and reserve ratio

	(Millions of yen, %)
	Mar. 31, 2010			Mar. 31, 2010
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices (excluding offshore banking account)	999,711	73.5	40,955	958,756
Manufacturing	111,414	74.4	27,251	84,163
Agriculture, forestry, fisheries, and mining	4,028	65.7	(23)	4,051
Construction	74,350	75.8	8,195	66,155
Transportation, communications and public enterprises	87,872	64.8	6,685	81,187
Wholesale and retail	121,518	69.9	19,310	102,208
Finance and insurance	10,804	58.0	(12,532)	23,336
Real estate and goods rental and leasing	320,888	83.8	(2,963)	323,851
Various services	178,677	63.7	(2,654)	181,331
Municipalities	-	-	-	-
Others	90,156	100.0	(2,315)	92,471
Overseas offices and offshore banking accounts	126,558	58.0	(15,371)	141,929
Public sector	-	-	-	-
Financial institutions	5,883	58.5	(5,785)	11,668
Commerce and industry	120,674	58.0	(9,587)	130,261
Others	-	-	-	-
Total	1,126,269	70.3	25,584	1,100,685

(Notes)	1.	Problem assets based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.
	2.	Reserve ratio = (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100
		Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

		(Millions of yen)
	Mar. 31, 2011		Mar. 31, 2010
	(a)	(a) - (b)	(b)
Consumer loans	15,369,284	(31,247)	15,400,531
Housing loans	14,490,768	(6,740)	14,497,508
Residential purpose	11,141,658	130,961	11,010,697
Other consumer loans	878,516	(24,507)	903,023

(4) Loans to small- and medium-sized enterprises, etc.

		(Millions of yen, %)
	Mar. 31, 2011		Mar. 31, 2010
	(a)	(a) - (b)	(b)
Outstanding balance	33,813,418	(643,680)	34,457,098
Ratio to total loans	70.7	1.1	69.6
(Note) Outstanding balance does not include loans at overseas offices and offshore banking accounts.

(Sumitomo Mitsui Financial Group)

18. Loan Portfolio, Classified by Country <SMBC Non-consolidated>

(1) Loans to specific overseas countries

		(Millions of yen)
	Mar. 31, 2011		Mar. 31, 2010
	(a)	(a) - (b)	(b)
Loan balance	2,318	979	1,339
Number of countries	4	-	4

(2) Loans outstanding, classified by major domicile

(Millions of yen, %)

	Mar. 31, 2011 (a)			Mar. 31, 2010 (b)
		Ratio	(a) - (b)		Ratio
Asia	2,319,281	26.7	248,109	2,071,172	25.1
Indonesia	87,415	1.0	(669)	88,084	1.1
Thailand	310,913	3.6	17,445	293,468	3.5
Korea	194,688	2.2	684	194,004	2.3
Hong Kong	626,385	7.2	108,309	518,076	6.3
China	91,138	1.1	4,826	86,312	1.0
Singapore	550,836	6.3	24,191	526,645	6.4
India	188,468	2.2	42,820	145,648	1.8
Others	269,434	3.1	50,501	218,933	2.7
North America	2,488,166	28.6	28,570	2,459,596	29.8
Central and South America	1,213,106	13.9	202,276	1,010,830	12.3
Brazil	128,076	1.5	33,662	94,414	1.1
Panama	884,257	10.1	103,326	780,931	9.5
Others	200,772	2.3	65,288	135,484	1.7
Western Europe	1,179,071	13.6	(5,857)	1,184,928	14.4
Eastern Europe	268,668	3.1	(122,750)	391,418	4.8
Russia	223,118	2.6	(111,622)	334,740	4.1
Others	45,550	0.5	(11,127)	56,677	0.7
Others	1,226,509	14.1	102,646	1,123,863	13.6

Total	8,694,804	100.0	452,994	8,241,810	100.0
(Notes) Classified	by domicile of debtors.

(3) Problem assets based on the Financial Reconstruction Law, classified by domicile

(Millions of yen, %)

	Mar. 31, 2011			Mar. 31, 2010
	(a)	Reserve ratio	(a) - (b)	(b)
Overseas offices and offshore banking accounts	126,558	58.0	(15,371)	141,929
Asia	7,524	59.0	1,235	6,289
North America	39,027	79.5	(37,303)	76,330
Central and South America	503	100.0	503	-
Western Europe	13,495	55.9	1,171	12,324
Eastern Europe	34,492	37.4	(5,378)	39,870
Others	31,515	68.9	24,402	7,113

(Notes)	1.	Problem assets based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.
	2.	Reserve ratio
		= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100
		Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.
	3.	Classified by domicile of debtors.

(Sumitomo Mitsui Financial Group)

19. Deposits and Loans <SMBC Non-consolidated>

(1) Deposits and loans outstanding

(Millions of yen, %)

	FY3/2011		FY3/2010
	(a)	(a) - (b)	(b)
Deposits (period-end balance)	74,036,469	3,579,203	70,457,266
Deposits (average balance)	69,462,967	1,023,551	68,439,416
Domestic units	61,678,813	1,849,426	59,829,387
Average yield	0.08	(0.04)	0.12

Loans (period-end balance)	55,237,613	(1,381,445)	56,619,058
Loans (average balance)	56,235,047	(2,849,934)	59,084,981
Domestic units	47,537,001	(2,306,441)	49,843,442
Average yield	1.65	(0.09)	1.74

(Note) Deposits do not include “negotiable certificates of deposit.”

(2) Deposits outstanding, classified by type of depositor

(Millions of yen)

	Mar. 31, 2011		Mar. 31, 2010
	(a)	(a) - (b)	(b)
Domestic deposits	73,048,997	5,489,937	67,559,060
Individual	36,653,677	1,015,693	35,637,984
Corporate	36,395,320	4,474,244	31,921,076
(Note) Figures are before adjustment on interoffice accounts in transit.
Excludes “negotiable certificates of deposit” and Japan offshore banking accounts.

(Reference)	(Billions of yen)

	Mar. 31, 2011		Mar. 31, 2010
	(a)	(a) - (b)	(b)
Outstanding balance of investment trusts	3,039.4	108.0	2,931.4
Balance to individuals	2,725.0	104.3	2,620.7
(Note)Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the term-end.

(Billions of yen)

	FY3/2011		FY3/2010
	(a)	(a) - (b)	(b)
Sales of investment trusts to individuals	1,128.1	318.4	809.7

Sales of Pension-type insurance	192.1	(189.7)	381.8

(Sumitomo Mitsui Financial Group)

20. Other Financial Data <SMBC Non-consolidated>

(1) Debt Forgiveness

	(Billions of yen)
	FY3/2011
Number of companies whose debts have been forgiven	2
Principal amount forgiven	0.0
(Note) Debt forgiveness associated with legal settlement is not included.

(2) Outstanding Balance and the Amount Sold of Stocks in Other Securities

		(Billions of yen)			(Billions of yen)
	Mar. 31, 2011	Mar. 31, 2010			FY3/2011
Balance sheet amount	2,338.5	2,533.3		Amount sold	approx. (25.0)
Acquisition cost	2,063.0	2,161.8

21. Number of Directors and Employees <SMBC Non-consolidated>
	Mar. 31, 2011		Mar. 31, 2010
	(a)	(a) - (b)	(b)
Directors and auditors*1	25	2	23
Executive officers*2	60	4	56
Employees*3	22,524	64	22,460

(*1)  Include those of SMFG.

(*2)  Who are not board members.

(*3)  Include overseas local staff but exclude executive officers, contract employees, and temporary staff.

        Number of employees is reported on the basis of full-time workers.

22. Number of Offices <SMBC Non-consolidated>
	Mar. 31, 2011		Mar. 31, 2010
	(a)	(a) - (b)	(b)
Domestic branches*	435	(2)	437
Domestic sub-branches and agents	166	1	165
Overseas branches	15	-	15
Overseas sub-branches	7	1	6
Overseas representative offices	11	(2)	13
(Reference)
Number of offices of SMBC Europe	4	-	4
Number of offices of SMBC (China)	11	3	8
(*)	Branches specialized in receiving money transfers, branches specialized in controlling ATMs in convenience stores, and branches specialized in international business operations are excluded.

(Sumitomo Mitsui Financial Group)

23. Deferred Tax Assets

(1) Deferred Tax Assets on the Balance Sheet

						(Reference Temporary differences	)
					(Billions of yen )

<SMBC Non-consolidated>			Mar. 31, 2011	Change from Mar. 31, 2010	Mar. 31, 2010	Mar. 31, 2011
(a) Total deferred tax assets	(b-c)	1	529.9	(145.1)	675.0
(b) Subtotal of deferred tax assets		2	1,316.1	(218.1)	1,534.2	3,197.4
Reserve for possible loan losses		3	252.0	7.5	244.5	620.3
Write-off of loans		4	147.0	6.7	140.3	361.8
Taxable write-off of securities		5	554.8	33.2	521.6	1,365.6
Reserve for employee retirement benefits		6	57.2	2.1	55.1	140.8
Depreciation		7	8.1	(2.3)	10.4	19.8
Reserve for possible losses on investments		8	5.6	5.6	-	13.8
Net unrealized losses on other securities		9	45.3	13.3	32.0	111.6
Net deferred losses on hedges		10	5.9	(20.6)	26.5	14.7
Net operating loss carryforwards		11	160.0	(269.7)	429.7	351.9
Others		12	80.2	6.1	74.1	197.1
(c) Valuation allowance		13	786.2	(73.0)	859.2
(d) Total deferred tax liabilities		14	153.0	(65.4)	218.4	376.6
Gain on securities contributed to employee retirement benefits trust		15	41.4	(0.2)	41.6	101.8
Net unrealized gains on other securities		16	89.0	(65.3)	154.3	219.1
Net deferred gains on hedges		17	-	-	-	-
Others		18	22.6	0.1	22.5	55.7

Net deferred tax assets (Balance sheet amount)	(a-d)	19	376.9	(79.7)	456.6
Amount corresponding to the deferred tax assets shown in line 10	(*1)	20	5.9	(20.6)	26.5	14.7
Amount corresponding to the deferred tax liabilities shown in line 16	(*2)	21	(74.6)	67.4	(142.0)	(304.5)
Net deferred tax assets excluding the amount shown in line 20 and 21		22	445.6	(126.5)	572.1	1,103.3

Effective income tax rate		23	40.63%	-	40.63%

<Consolidated>
(e) Net deferred tax assets		24	624.2	(77.9)	702.1
(f) Tier I		25	6,324.0	291.7	6,032.3
Net deferred tax assets/Tier I	(e/f)	26	9.9%	(1.7)%	11.6%

(*1)	Companies may consider net deferred losses on hedges to be collectable, in case they assess the collectability of deferred tax assets on the basis of their future taxable income as stipulated in examples (4) proviso of the practical guidelines on assessing the collectability of deferred tax assets issued by the JICPA. [“Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet” (ASBJ Guidance No.8)].
(*2)

Deferred tax assets are recognized on the balance sheet on a net basis after offsetting against deferred tax liabilities arising from net unrealized gains on other securities. But the collectability is assessed for the gross deferred tax assets, before offsetting against deferred tax liabilities.

(JICPA Auditing Committee Report No.70 “Auditing Treatment Regarding Application of Tax Effect Accounting to Valuation Differences on Other Securities and Losses on Impairment of Fixed Assets”)

(Sumitomo Mitsui Financial Group)

(2) Reason for Recognition of Deferred Tax Assets

(a) Recognition Criteria	Practical Guideline, examples (4) proviso

(1)	SMBC has significant tax loss carryforwards resulting from taking the measures described below in order to quickly strengthen its financial base, and are accordingly judged to be attributable to extraordinary factors. As a result, with regard to temporary differences which are considered to be reversible, SMBC recognized deferred tax assets within the limits of the estimated future taxable income for the period (approximately 5 years) pursuant to the practical guidelines on assessing the collectability of deferred tax assets issued by the JICPA (“Practical Guidelines”) (*1).
(a) Disposal of Non-performing Loans

    SMBC established internal standards for write-offs and provisions based on self-assessment in accordance with the “Prompt Corrective Action” adopted in FY3/1999 pursuant to the law concerning the maintenance of sound management of financial institutions (June 1996). SMBC has been aggressively disposing of non-performing loans and bolstering provisions against the risk of asset deterioration under the severe business environment of a prolonged sluggish economy.

    In addition, pursuant to the government’s “Program for Financial Revival” of October 2002, SMBC accelerated the disposal of non-performing loans in order to reduce the problem asset ratio to half by the end of FY3/2005. As a result, SMBC achieved this target 6 months ahead of schedule, in the first half of FY3/2005.

    In these processes, the amount of taxable disposals of non-performing loans(*2) increased and accumulated. Afterwards, despite of the increased amount of the taxable disposal due to the credit cost, the realized amount of taxable disposals also increased steadily.

(b) Disposal of Unrealized Losses on Stocks

    SMBC has been accelerating its effort to reduce stockholdings in order to lower the risk of stock price fluctuations, and to comply, at an early date, with the regulation limiting stockholdings that was adopted in FY3/2002.

    During FY3/2003, SMBC sold stocks and reduced the balance by approximately 1.1 trillion yen, and also disposed in lump sum unrealized losses on stocks of approximately 1.2 trillion yen by writing off impaired stocks and using the gains on the March 2003 merger. Consequently, SMBC complied with the regulation limiting stockholdings at the end of FY3/2003, before the deadline.

    As a result, the outstanding balance of taxable write-offs of securities (*2) increased temporarily (from approximately 0.1 trillion yen as of March 31, 1999 to approximately 1.5 trillion yen as of March 31, 2003). Afterwards, despite of the increased amount of the taxable disposal resulting from the reducing the balance of the stocks and securities, taxable write-offs of securities carried out in the past were realized through the sales of the securities stocks.

(2)	Consequently, tax loss carryforwards (*2) amounted to approximately 350 billion yen as of March 31, 2011. No tax loss carryforwards related to corporate taxes have expired in the past.
(*1)	JICPA Auditing Committee Report No.66 “Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets”
(*2)	Corresponds to “Temporary differences” in the table on the previous page.

(b) Period for Future Taxable Income to be estimated	5 years

(c) Accumulated Amount of Estimated Future Taxable Income before Adjustments for the Next 5 Years

			(Billions of yen	)
			Estimates of next 5 years

[Basic Policy]

(1)    Estimate  when the temporary differences will be reversed

(2)    Conservatively estimate the taxable income before adjustments for the next 5 years

(a)    Rationally  make earnings projection for the next five years, based on internal management plans.

(b)    Reduce  the earnings projection by reasonable amount, reflecting the uncertainty of the projection.

(c)    Add  the necessary adjustments if any.

(3)    Calculate  and record the amount of “deferred tax assets” by multiplying effective tax rate and the taxable income before adjustments estimated above.

	Banking profit (before provision for general reserve for possible loan losses)	1	3,765.0
A	Income before income taxes	2	1,926.0
B	Adjustments to taxable income (excluding reversal of temporary differences as of Mar. 31, 2011)	3	347.6
C	Taxable income before adjustments (A+B)	4	2,273.6

	Deferred tax assets corresponding to taxable income before adjustments	5	923.8

(Reference) Income of final return (before deducting operating loss carryforwards) for the last 5 years

	(Billions of yen)
	FY3/2007	FY3/2008	FY3/2009	FY3/2010	FY3/2011
Income of final return (before deducting operating loss carryforwards)	(67.0)	746.7	350.4	615.7	636.5

(Notes)	1.	(Income of final return before deduction of operating loss carryforwards)
		= (Taxable income before adjustments for each fiscal year) - (Temporary differences to be reversed for each fiscal year)
	2.	Since the final declaration for the corporate income tax is done by the end of June, the figures for FY3/2011 are estimated.
	3.	The figures above include amounts arising from “extraordinary factors” that are specified in the Practical Guideline.
		Taxable income has been reported each year when these amounts are excluded.

(Sumitomo Mitsui Financial Group)

24. Earnings Forecast for FY3/2012

Sumitomo Mitsui Financial Group, Inc.

<Non-consolidated>	(Billions of yen)

	FY3/2012 Forecast		FY3/2011
	1H FY3/2012		Result
Operating income	40.0	180.0	222.2
Operating profit	30.0	160.0	197.7
Ordinary profit	25.0	150.0	191.5
Net income	25.0	150.0	191.5

Dividend per share forecast			(Yen)
	FY3/2012 Forecast		FY3/2011
	Interim	Annual	Annual Result
Common stock	50	100	100
Type 6 preferred stock			88,500

(Reference)			(Billions of yen)
Total dividend	70.5	141.0	147.2

<Consolidated>			(Billions of yen)
	FY3/2012 Forecast		FY3/2011
	1H FY3/2012		Result
Ordinary income	2,000.0	4,000.0	3,845.9
Ordinary profit	400.0	840.0	825.4
Net income	170.0	400.0	475.9

(Reference) Sumitomo Mitsui Banking Corporation

<Non-consolidated>			(Billions of yen)
	FY3/2012 Forecast		FY3/2011
	1H FY3/2012		Result
Gross banking profit	725.0	1,470.0	1,531.8
Expenses	(355.0)	(720.0)	(699.2)
Banking profit (before provision for general reserve for possible loan losses)	370.0	750.0	832.6
Ordinary profit	290.0	600.0	595.7
Net income	150.0	350.0	421.2

Total credit cost (*)	(50.0)	(100.0)	(94.3)

(*) (Provision for general reserve for possible loan losses) + (Credit cost included in non-recurring losses)
+ (Recoveries of written-off claims included in Extraordinary gains)

(Sumitomo Mitsui Financial Group)

(Reference 1) Overview of FY3/2011 Results and Summary of Medium-term Management Plan

## Management Policy and Strategic Initiatives in FY3/2011: " 'Forward looking' - Transforming our business model to grow steadily under a new regulatory and competitive environment" / "Emphasizing return on risks and costs, in order to improve asset quality and thoroughly control expenses and credit costs"

*SMFG's Consolidated net income in FY3/2011 increased by JPY 204.3 billion year over year, due mainly to favorable performance of SMBC and contribution of other group companies.*
*We have fortified our overseas operation through expanding channel network and reinforcing our organization. At the same time, we have enhanced cross-selling between SMBC and SMBC Nikko Securities, while strengthening Nikko's wholesale business.*
*In addition, in order to accelerate "development of our business as a global player," we listed on NYSE in November, 2010.*

### Securing a resilient capital base

● **Favorable performance**

(SMBC non-consolidated)

- Gross banking profit — Marketing units' performance was fairly in line with the business plan; Treasury Unit's performance substantially increased year over year
- Overhead ratio — Decreased year over year
- Total credit cost — Substantially decreased year over year

(SMFG consolidated)

- Net income — Substantially increased year over year due mainly to increase in SMBC's Net income
- Tier I ratio (preliminary) — Increased to 12.47% (as of Mar. 2011)

● **Listed on NYSE (Nov. 2010)**

### Reinforcing business portfolio to achieve sustainable growth

● **Focused Business Areas in Global Markets**

- Expanding channel network and reinforcing our organization, and promoting capital/ business alliances

● **Wholesale / Retail Securities Business** (SMBC Nikko Securities)

- Strengthended equity-related business, expansion of overseas network
- Enhanced collaboration with SMBC

● **Making Cedyna a consolidated subsidiary (May 2010), and a wholly-owned subsidiary (May 2011)**

(JPY bn)

| | | FY3/11 | YOY change |
|---|---|---|---|
| <SMBC non-consolidated> | Gross banking profit | 1,531.8 | + 76.5 |
| | Expenses | (699.2) | increased by 13.4 |
| | <OHR> | 45.6% | (1.5)% |
| | Banking profit* | 832.6 | + 63.1 |
| | Total credit cost | (94.3) | decreased by 160.4 |
| | Net income | 421.2 | + 103.2 |
| <SMFG consolidated> | Net income | 475.9 | + 204.3 |

* Before provision for general reserve for possible loan losses

## Summary of New Medium-term Management Plan (FY3/2012 - FY3/2014)

**Basic policy**

Become a globally competitive financial services group with the highest trust of our clients and other stakeholders by maximizing our strength of "Sprit of innovation," "Speed" and "Solution & Execution."

Corporate slogan : LEAD THE VALUE

Management plan for coming three years

Strongly support Japan's reconstruction on the financial front

**New Medium-term Management Plan**

**Management targets**

- ✓ Aim for top quality in strategic business areas
- ✓ Establish a solid financial base and corporate infrastructure enough to address the new financial regulations and competitive environment

| FY3/2014 Targets | | |
|---|---|---|
| | Core Tier I ratio | approx. 8% |
| | Consolidated net income RORA | approx. 0.8% |
| | Consolidated overhead ratio | 50%-55% |
| | Overhead ratio | 45%-50% |
| | Overseas banking profit ratio | approx. 30% |

**Financial objectives**

Well-balanced and steady improvement of "financial soundness," "profitability" and "growth"

- Achieve sufficient Core Tier I ratio as required for a global player
- Enhance risk-return profile by improving asset quality
- Aim for top-level cost efficiency among global players
- Expand overseas business by capturing growing business opportunities especially in Asia

Profitability
Steady improvement
Financial soundness
Growth

Key initiatives to achieve management and financial targets

**Strategic initiatives**

*Strategic business areas*

- Financial Consulting for Individuals
- Solution Providing for Corporations
- Commercial Banking in Emerging Markets, especially in Asia
- Broker-Dealer/ Investment Banking
- Non-asset Business such as Payment & Settlement Services and Asset Management

*Corporate base*

- Strengthen group-wide management capabilities
- Strengthen a corporate infrastructure to support our global expansion
- Pursue efficient operation

(Sumitomo Mitsui Financial Group)

(Reference 2) Exposure of Securitized Products

- Managerial accounting basis

1. Securitized Products

<Consolidated>									(Billions of yen)
	March 31, 2011						March 31, 2010
	Balances (after provisions and write-offs)				Net unrealized gains/ losses (after write-offs)		Balances (after provisions and write-offs)		Net unrealized gains/ losses (after write-offs)

		Change from Mar. 2010	Overseas	Change from Mar. 2010		Change from Mar. 2010		Overseas
Cards	2.6	2.6	2.6	2.6	(0.1)	(0.1)	–	–	–
CLO	1.5	(1.4)	1.5	(1.4)	1.2	0.7	2.9	2.9	0.5
CMBS	12.7	(0.9)	–	–	0.1	0.1	13.6	–	0.0
RMBS, etc.	1.3	1.2	0.1	(0.0)	0.3	0.3	0.1	0.1	0.0
Total	18.1	1.5	4.2	1.2	1.5	1.0	16.6	3.0	0.5

(Notes)	1. RMBS, etc. include approx. 0.1 billion yen of sub-prime related products.
2. There is no amount of ABCP.
3. Excludes GSE and SMBC’s exposure to subordinated beneficiaries owned through the securitization of SMBC’s loan receivables
4. No loss was recorded on securitized products in FY3/2011.

2. Transactions with Monoline Insurance Companies

(1) Credit derivatives (Credit Default Swap [“CDS”]) transactions with monoline insurance companies

<Consolidated>								(Billions of yen)
	March 31, 2011			March 31, 2010		March 31, 2011		March 31, 2010
Reserve for possible loan losses
	Net exposure	Change from Mar. 2010		Net exposure	Reserve for possible loan losses	Amount of reference assets	Change from Mar. 2010	Amount of reference assets
Exposure to CDS transactions with monoline insurance companies	2.9	(45.6)	0.8	48.5	13.6	321.3	(181.8)	503.1
(Notes) 1. Reference assets are rated investment grade or equivalent, and do not include subprime-related assets.
2. SMFG recorded loss on such transactions of approx. 3.7 billion yen in FY3/2011.
(2) Loans and investments guaranteed by monoline insurance companies etc.
<Consolidated>				(Billions of yen)
	March 31, 2011			March 31, 2010
			Reserve for possible loan losses		Reserve for possible loan losses
	Exposure	Change from Mar. 2010		Exposure
Loans and investments guaranteed or insured by monoline insurance companies	9.4	(0.1)	0.0	9.5	0.0

(Notes)	Underlying assets are those of project finance, etc., which are rated investment grade or equivalent, and include no subprime-related assets.

(Sumitomo Mitsui Financial Group)

3. Leveraged Loans

<Consolidated>						(Billions of yen)
	March 31, 2011					March 31,2010
	Loans		Undrawn commitments		Reserve for possible loan losses	Loans	Undrawn commitments	Reserve for possible loan losses
		Change from Mar. 2010		Change from Mar. 2010
Europe	196.9	(64.2)	23.4	(5.4)	7.5	261.1	28.8	6.2
Japan	183.5	7.3	15.5	3.7	12.7	176.2	11.8	12.7
United States	77.2	(36.0)	66.1	(7.4)	11.0	113.2	73.5	12.2
Asia (excluding Japan)	65.4	5.8	7.7	(1.7)	1.0	59.6	9.4	2.3
Total	523.0	(87.1)	112.7	(10.8)	32.2	610.1	123.5	33.4

(Notes)	1.	Above figures include the amount to be sold of approx. 3 billion yen. In FY3/2011, we sold leveraged loans of approx. 24 billion yen, and loss on the sale amounted to approx. 3 billion yen.
	2.	Above figures do not include leveraged loans which are included in underlying assets of “1. Securitized Products” shown on page 22.
	3.	Reserves do not include general reserve for possible loan losses against normal borrowers.

4. Asset Backed Commercial Paper (ABCP) Programs as Sponsor

We sponsor issuance of ABCP, whose reference assets are such as clients’ receivables, in order to fulfill clients’ financing needs. Most of the reference assets are high-grade claims of corporate clients and do not include subprime loan related assets.

(Billions of yen)
	March 31, 2011				March 31, 2010
Notional amount
			Overseas		Notional amount	Overseas
		Change from Mar. 2010		Change from Mar. 2010
Reference assets related to Asset Backed Commercial Paper (ABCP) Programs as Sponsor	473.2	(28.1)	194.7	56.1	501.3	138.6

(Reference)	In addition, we provide liquidity supports for ABCP programs which are sponsored by other banks.
Total notional amount of reference assets of such programs are approx. 47 billion yen.

5. Others

We have no securities issued by Structured Investment Vehicles.

(Sumitomo Mitsui Financial Group)

(Reference 3) Financial Statements of SMBC

1. Balance Sheet (Condensed) <SMBC Non-consolidated>

(Millions of yen)

	March 31, 2011 (A)	March 31, 2010 (B)	Change (A-B)
Assets
Cash and due from banks	8,102,186	5,271,989	2,830,197
Call loans	261,540	486,981	(225,441)
Receivables under resale agreements	96,665	45,594	51,071
Receivables under securities borrowing transactions	402,928	1,703,828	(1,300,900)
Bills bought	26,580	27,197	(617)
Monetary claims bought	509,773	435,027	74,746
Trading assets	3,623,461	3,670,091	(46,630)
Money held in trust	10,316	10,724	(408)
Securities	39,853,432	28,536,200	11,317,232
Loans and bills discounted	55,237,613	56,619,058	(1,381,445)
Foreign exchanges	1,000,964	743,446	257,518
Other assets	1,994,996	1,823,647	171,349
Tangible fixed assets	717,568	705,036	12,532
Intangible fixed assets	142,321	133,323	8,998
Deferred tax assets	376,899	456,556	(79,657)
Customers’ liabilities for acceptances and guarantees	3,852,949	3,625,868	227,081
Reserve for possible loan losses	(711,522)	(758,178)	46,656
Reserve for possible losses on investments	(13,769)	-	(13,769)
Total assets	115,484,907	103,536,394	11,948,513
Liabilities
Deposits	74,036,469	70,457,266	3,579,203
Negotiable certificates of deposit	8,406,816	7,173,373	1,233,443
Call money	2,272,758	1,554,374	718,384
Payables under repurchase agreements	503,315	492,311	11,004
Payables under securities lending transactions	4,760,920	3,407,301	1,353,619
Commercial paper	337,120	310,787	26,333
Trading liabilities	3,015,835	2,909,131	106,704
Borrowed money	5,952,326	2,747,767	3,204,559
Foreign exchanges	272,253	214,526	57,727
Short-term bonds	40,999	164,678	(123,679)
Bonds	3,670,355	3,245,992	424,363
Due to trust account	216,171	159,554	56,617
Other liabilities	2,521,061	1,600,879	920,182
Reserve for employee bonuses	10,019	10,207	(188)
Reserve for executive bonuses	692	426	266
Reserve for executive retirement benefits	-	5,147	(5,147)
Reserve for point service program	1,586	1,862	(276)
Reserve for reimbursement of deposits	8,872	10,634	(1,762)
Deferred tax liabilities for land revaluation	45,091	46,352	(1,261)
Acceptances and guarantees	3,852,949	3,625,868	227,081
Total liabilities	109,925,614	98,138,445	11,787,169
Net assets
Capital stock	1,770,996	1,770,996	-
Capital surplus	2,481,273	2,473,558	7,715
Capital reserve	1,771,043	1,771,043	-
Other capital surplus	710,229	702,514	7,715
Retained earnings	935,992	704,485	231,507
Other retained earnings	935,992	704,485	231,507
Reserve for losses on overseas investments	-	0	(0)
Voluntary reserve for retirement allowances	1,656	1,656	-
Voluntary reserve	219,845	219,845	-
Retained earnings brought forward	714,490	482,983	231,507
Total stockholders’ equity	5,188,262	4,949,040	239,222
Net unrealized gains (losses) on other securities	229,885	379,353	(149,468)
Net deferred gains (losses) on hedges	121,109	48,020	73,089
Land revaluation excess	20,035	21,535	(1,500)
Total valuation and translation adjustments	371,030	448,909	(77,879)
Total net assets	5,559,293	5,397,949	161,344
Total liabilities and net assets	115,484,907	103,536,394	11,948,513

  (Note) Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

(Sumitomo Mitsui Financial Group)

2. Income Statement (Condensed) <SMBC Non-consolidated>

(Millions of yen)

	FY3/2011 (A)	FY3/2010 (B)	Change (A-B)
Ordinary income	2,108,724	2,080,536	28,188
Interest income	1,259,403	1,380,280	(120,877)
Interest on loans and discounts	957,181	1,062,893	(105,712)
Interest and dividends on securities	240,380	229,411	10,969
Trust fees	2,299	1,736	563
Fees and commissions	439,770	412,960	26,810
Trading income	151,070	115,356	35,714
Other operating income	218,075	85,788	132,287
Other income	38,105	84,413	(46,308)
Ordinary expenses	1,513,020	1,617,786	(104,766)
Interest expenses	291,595	333,919	(42,324)
Interest on deposits	78,517	111,844	(33,327)
Fees and commissions payments	137,103	126,246	10,857
Trading losses	-	-	-
Other operating expenses	110,177	80,703	29,474
General and administrative expenses	738,447	735,181	3,266
Other expenses	235,696	341,735	(106,039)
Ordinary profit	595,704	462,749	132,955
Extraordinary gains	1,863	7,241	(5,378)
Extraordinary losses	8,728	15,240	(6,512)
Income before income taxes	588,839	454,750	134,089
Income taxes-current	42,386	44,997	(2,611)
Income taxes-deferred	125,273	91,757	33,516
Total income taxes	167,659	136,755	30,904
Net income	421,180	317,995	103,185

(Note) Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

(Sumitomo Mitsui Financial Group)

3. Statement of Changes in Net Assets <SMBC Non-consolidated>

Year ended March 31, 2011	(Millions of yen)

	Capital stock	Capital surplus		Retained earnings				Total stockholders’ equity
		Capital reserve	Other capital surplus	Other retained earnings
				Reserve for losses on overseas investments	Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward
Balance at March 31, 2010	1,770,996	1,771,043	702,514	0	1,656	219,845	482,983	4,949,040
Changes in FY3/2011
Increase due to share exchange			7,715					7,715
Transfer from reserve for losses on overseas investments				(0)			0	-
Cash dividends							(191,173)	(191,173)
Net income							421,180	421,180
Transfer from land revaluation excess							1,500	1,500
Net changes in the items other than stockholders’ equity in FY3/2011
Net changes in the year	-	-	7,715	(0)	-	-	231,506	239,222
Balance at March 31, 2011	1,770,996	1,771,043	710,229	-	1,656	219,845	714,490	5,188,262

			(Millions of yen)
	Valuation and translation adjustments
	Net unrealized gains on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at March 31, 2010	379,353	48,020	21,535	448,909	5,397,949
Changes in FY3/2011
Increase due to share exchange					7,715
Transfer from reserve for losses on overseas investments					–
Cash dividends					(191,173)
Net income					421,180
Transfer from land revaluation excess					1,500
Net changes in the items other than stockholders’ equity in FY3/2011	(149,467)	73,088	(1,500)	(77,878)	(77,878)
Net changes in the year	(149,467)	73,088	(1,500)	(77,878)	161,343
Balance at March 31, 2011	229,885	121,109	20,035	371,030	5,559,293

  (Note) Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

(Sumitomo Mitsui Financial Group)

3. Statement of Changes in Net Assets <SMBC Non-consolidated>

Year ended March 31, 2010	(Millions of yen)

	Capital stock	Capital surplus		Retained earnings				Total stockholders’ equity
		Capital reserve	Other capital surplus	Other retained earnings
				Reserve for losses on overseas investments	Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward
Balance at March 31, 2009	664,986	665,033	702,514	0	1,656	219,845	278,165	2,532,201
Changes in FY3/2010
Issuance of new shares	1,106,010	1,106,010						2,212,020
Transfer from reserve for losses on overseas investments				(0)			0	-
Cash dividends							(113,314)	(113,314)
Net income							317,995	317,995
Transfer from land revaluation excess							137	137
Net changes in the items other than stockholders’ equity in FY3/2010
Net changes in the year	1,106,010	1,106,010	-	(0)	-	-	204,818	2,416,838
Balance at March 31, 2010	1,770,996	1,771,043	702,514	0	1,656	219,845	482,983	4,949,040

			(Millions of yen)
	Valuation and translation adjustments
	Net unrealized gains on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at March 31, 2009	(52,741)	45,359	21,673	14,291	2,546,493
Changes in FY3/2010
Issuance of new shares					2,212,020
Transfer from reserve for losses on overseas investments					-
Cash dividends					(113,314)
Net income					317,995
Transfer from land revaluation excess					137
Net changes in the items other than stockholders’ equity in FY3/2010	432,095	2,660	(137)	434,617	434,617
Net changes in the year	432,095	2,660	(137)	434,617	2,851,456
Balance at March 31, 2010	379,353	48,020	21,535	448,909	5,397,949

  (Note) Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

(Sumitomo Mitsui Financial Group)

4. Market Value Information on Securities <SMBC Non-consolidated>

[1] Securities

In addition to “Securities” stated in the non-consolidated balance sheet, negotiable certificates of deposit classified as “Cash and due from banks” and beneficiary claims on loan trust classified as “Monetary claims bought” are included in the amounts below.

(1) Bonds classified as held-to-maturity

	(Millions of yen)
		Mar. 31, 2011
	Type	Balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds whose fair value is above the balance sheet amount	Japanese government bonds	3,384,266	3,437,088	52,821
	Japanese local government bonds	92,513	94,810	2,297
	Japanese corporate bonds	215,079	220,355	5,275
	Subtotal	3,691,859	3,752,254	60,394
Bonds whose fair value is below the balance sheet amount	Japanese government bonds	379,873	378,410	(1,463)
	Japanese local government bonds	-	-	-
	Japanese corporate bonds	-	-	-
	Subtotal	379,873	378,410	(1,463)

	Total	4,071,733	4,130,664	58,930

(2) Investments in subsidiaries and affiliates

		(Millions of yen)
		Mar. 31, 2011
		Balance sheet amount	Fair value	Net unrealized gains (losses)
Stocks of subsidiaries		61,661	57,873	(3,787)
Stocks of affiliates		57,028	32,867	(24,160)

Total		118,689	90,741	(27,948)

(Note) Stocks of subsidiaries and affiliates whose fair value is extremely difficult to obtain.

(Millions of yen)
Balance sheet amount
Stocks of subsidiaries	1,968,294
Stocks of affiliates	106,783
Others	34,669

Total	2,109,747

These amounts are not included in “Investments of subsidiaries and affiliates” shown above since there are no market prices and it is extremely difficult to determine their fair values.

(3) Other securities

				(Millions of yen)
	Type	Balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Securities whose balance sheet amount is above the acquisition cost	Stocks	1,283,229	814,590	468,639
	Bonds	11,598,124	11,498,236	99,888
	Japanese government bonds	9,099,876	9,058,486	41,390
	Japanese local government bonds	78,487	78,116	371
	Japanese corporate bonds	2,419,760	2,361,634	58,125
	Others	2,906,846	2,813,369	93,476
	Subtotal	15,788,200	15,126,196	662,003
Securities whose balance sheet amount is below the acquisition cost	Stocks	842,239	1,035,410	(193,170)
	Bonds	12,705,096	12,733,053	(27,956)
	Japanese government bonds	12,356,113	12,380,540	(24,427)
	Japanese local government bonds	136,730	138,135	(1,405)
	Japanese corporate bonds	212,253	214,377	(2,124)
	Others	4,120,114	4,255,369	(135,254)
	Subtotal	17,667,451	18,023,833	(356,382)

	Total	33,455,651	33,150,030	305,621

(Note)	1.	Net unrealized gains (losses) on other securities shown above include gains of 1,153 million yen that are recognized in the statement of income by applying fair value hedge accounting.
	2.	Securities whose fair value is extremely difficult to determine.

(Millions of yen)
Balance sheet amount
Stocks	212,986
Others	312,046

Total	525,032

These amounts are not included in “Other securities” shown above since there are no market prices and it is extremely difficult to determine their fair values.

(Sumitomo Mitsui Financial Group)

(4) Write-down of securities

Other securities with fair value are considered as impaired if the fair value decreases materially below the acquisition cost, and such decline is not considered recoverable. The fair value is recognized as the balance sheet amount and the amount of write-down is accounted for as valuation loss for this period. Valuation loss for this period is 101,161 million yen. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	Fair value is lower than acquisition cost.
Issuers requiring caution	Fair value is 30% or more lower than acquisition cost.
Normal issuers	Fair value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt

Potentially bankrupt issuers: Issuers that are not currently bankrupt but perceived to have a high risk of falling into bankruptcy

Issuers requiring caution: Issuers that are identified for close monitoring

Normal issuers: Issuers other than the above four categories of issuers

[2] Money held in trust

Other money held in trust (Other than classified as trading or held-to-maturity purpose)

		(Millions of yen)
	March 31, 2011

	Balance sheet amount	Acquisition cost	Net unrealized gains (losses)	of which whose balance sheet amount is above the acquisition cost	of which whose balance sheet amount is below the acquisition cost
Other money held in trust	8,875	8,833	42	42	-

5. Statements of Trust Assets and Liabilities <SMBC Non-consolidated>

(Millions of yen)

	March 31, 2011 (A)	March 31, 2010 (B)	Change (A-B)
Loans and bills discounted	237,383	221,970	15,413
Securities	444,664	457,585	(12,921)
Securities held in custody accounts	3,046	3,070	(24)
Monetary claims	548,973	465,734	83,239
Tangible fixed assets	22	19	3
Intangible fixed assets	7	8	(1)
Other claims	2,474	2,918	(444)
Call loans	79,427	52,302	27,125
Due from banking account	216,171	159,554	56,617
Cash and due from banks	43,638	40,072	3,566
Others	284	-	284
Total assets	1,576,094	1,403,236	172,858
Designated money trusts	615,685	537,388	78,297
Specified money trusts	176,511	163,750	12,761
Money in trusts other than money trusts	220,007	220,008	(1)
Security trusts	3,221	3,082	139
Monetary claims trusts	554,703	458,273	96,430
Equipment trusts	45	51	(6)
Composite trusts	5,919	20,681	(14,762)
Total liabilities	1,576,094	1,403,236	172,858

(Notes)	1.	Amounts less than 1 million yen are rounded down.
	2.	SMBC has no co-operative trusts under other trust bank’s administration.
	3.	SMBC does not handle any trusts with principal indemnification.
	4.	Balance of self-declaration of trust, which is not included in the table above, was 57,547 million yen on March 31, 2011 and 8,000 million yen on March 31, 2010.